Exhibit 99.1

Tims China Announces

Significant Financing from Founding Shareholders

SHANGHAI and NEW YORK, July 1, 2024 (GLOBE NEWSWIRE) -- TH International Limited (“Tims China” (Nasdaq: THCH)), the exclusive operator of Tim Hortons coffee shops in China, secured an aggregate of up to $65 million of financing and additional funding from its founding shareholders, Cartesian Capital Group, LLC (“Cartesian”) and Restaurant Brands International Inc. (“RBI” (NYSE: QSR)).

The financing includes $50 million in convertible notes, of which $40 million was issued at closing, with the balance to be funded over the coming 7 months, subject in each case to certain conditions. The three-year notes are convertible into newly issued convertible preferred shares of Tims China, which convert to ordinary shares at a price per share based on 110% of the VWAP for the 5 trading days immediately prior to closing of the transaction.

In addition, through one of its foreign entities, RBI has acquired the Popeyes China business from Tims China on a cash-free debt-free basis for an enterprise value of $15 million. Simultaneously, Tims China has extinguished the deferred consideration due to former shareholders of Popeyes China via issuance of a $15 million convertible note, which converts directly into ordinary shares with financial terms similar to those outlined above.

Yongchen Lu, CEO of Tims China, said, “We are pleased to announce this major funding package, which underscores the commitment of our founding shareholders to this dynamic business. This year will be a pivotal one for us, and fortifying our balance sheet is an important step forward towards ensuring our long-term success in this highly competitive market. This transaction enables us to drive growth in and intensify our focus on our core Tim Hortons brand.”

More details of these transactions will be presented via a 6-K filing with the SEC which will be available on the website of the SEC not later than July 1, 2024.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong, and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

Forward-Looking Statements

This press release includes forward-looking statements, which are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the full amount of Tims China convertible notes will be purchased, and (2) expectations regarding the ability to drive growth at Tims China. These forward-looking statements may be affected by risks and uncertainties in the businesses of RBI, Popeyes China and Tims China and market conditions, and include the following: (1) the risk that the conditions to the additional convertible note purchases will not be satisfied, and (2) risks related to competition, macro-economic factors and general risks of doing business in China. This information is qualified in its entirety by cautionary statements and risk factor disclosures contained in filings made by Tims China with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2023. Tims China cautions readers that certain important factors may have affected and could in the future affect actual results and could cause actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made herein. Tims China does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Contacts

Investor Relations

IR@timschina.com or Gemma.Bakx@cartesiangroup.com

Public Relations

patty.yu@timschina.com

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